Exhibit 99.1

Unless we state otherwise or the context otherwise requires, the terms “TC Biopharm,”, “TCB”, “we,” “us,” “our” and the “Company” refer to TC Biopharm (Holdings) plc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	the sufficiency of our existing cash and cash equivalents to meet our working capital and capital expenditure needs over the next 12 months and our need to raise additional capital;
●	our ability to generate revenue from products;
●	our limited operating history;
●	our ability to maintain proper and effective internal financial controls;
●	our ability to continue to operate as a going concern;
●	changes in laws, government regulations and policies and interpretations thereof;
●	our ability to obtain and maintain protection for our intellectual property;
●	our ability to attract and retain qualified employees and key personnel;
●	our ability to manage our rapid growth and organizational change effectively;
●	the possibility of security vulnerabilities, cyberattacks and network disruptions, including breaches of data security and privacy leaks, data loss, and business interruptions;
●	our compliance with data privacy laws and regulations;
●	our ability to develop and maintain our brand cost-effectively; and
●	the other factors set forth elsewhere in this Report and in Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2023.

These forward-looking statements speak only as of the date of this Report and are subject to business and economic risks. We do not undertake any obligation to update or revise the forward-looking statements to reflect events that occur or circumstances that exist after the date on which such statements were made, except to the extent required by law.

TC BIOPHARM (HOLDINGS) PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	£1,004,329	£2,462,609
Corporation tax receivable	1,260,121	1,043,593
Prepaid expenses and other current assets	1,687,869	2,194,725
Total current assets	3,952,319	5,700,927

Non-current assets:
Property and equipment, net	1,072,844	1,274,798
Operating lease right of use assets	1,241,026	1,340,769
Intangible assets, net	605,206	615,170
Total assets	6,871,395	8,931,664
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,211,690	4,431,840
Derivative liability	1,991	13,437
Current portion of operating lease liability	314,782	305,324
Total current liabilities	3,528,463	4,750,601
Non-current operating lease liability	1,338,745	1,495,833
Total liabilities	4,867,208	6,246,434

Shareholders’ Equity:
Ordinary shares, £0.0001 par value, 98,902,641 and 20,570,088 authorized, issued, and outstanding as of June 30, 2024 and December 31, 2023, respectively	9,891	2,057
Deferred shares, £0.0001 par value, 794,955 authorized, issued, and outstanding as of June 30, 2024 and December 31, 2023, respectively	397,398	397,398
Additional paid-in capital	45,742,595	41,123,065
Accumulated deficit	(44,145,697)	(38,837,290)
Total shareholders’ equity	2,004,187	2,685,230
Total liabilities and shareholders’ equity	£6,871,395	£8,931,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023

Revenue	£-	£-
Operating expenses:
Research and development expenses	2,238,234	4,037,332
Administrative expenses	3,258,173	3,725,638
Total operating expenses	5,496,407	7,762,970
Loss from operations	(5,496,407)	(7,762,970)

Other income (expense):
Loss on modification of convertible loan	-	(645,845)
Change in fair value of derivative liability	11,446	8,215,964
Other expense, net	(39,974)	(149,173)
Total other (expense) income, net	(28,528)	7,420,946
Net loss before income taxes	(5,524,935)	(342,024)
Income tax credit	216,528	700,000

Net (loss) income	£(5,308,407)	£357,976

Weighted-average common shares outstanding, basic	64,905,328	3,030,825
Weighted-average common shares outstanding, diluted	64,905,328	3,488,575
Basic net (loss) income per share	£(0.08)	£0.12
Diluted net (loss) income per share	£(0.08)	£0.10

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Ordinary shares		Deferred shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance, January 1, 2023	949,958	£95	794,955	£397,398	£33,308,568	£(33,374,796)	£331,265
Share-based compensation expense	-	-	-	-	142,321	-	142,321
Issuance of ordinary shares, net of issuance costs	4,849,340	485	-	-	1,536,360	-	1,536,845
Net income	-	-	-	-	-	357,976	357,976
Balance, June 30, 2023	5,799,298	£580	794,955	£397,398	£34,987,249	£(33,016,820)	£2,368,407

	Ordinary shares		Deferred shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, January 1, 2024	20,570,088	£2,057	794,955	£397,398	£41,123,065	£(38,837,290)	£2,685,230
Share-based compensation expense	-	-	-	-	908,613		908,613
Shares issued in connection with Series D warrant exercise, net of issuance costs	12,475,000	1,248	-	-	911,544	-	912,792
Shares issued in connection with Series E warrant exercise, net of issuance costs	35,000,000	3,500	-	-	2,782,694	-	2,786,194
Shares issued in connection with exercise of prefunded warrants, deferred pension settlement and consulting services	30,857,553	3,086	-	-	16,679	-	19,765
Net loss	-	-	-	-	-	(5,308,407)	(5,308,407)
Balance, June 30, 2024	98,902,641	£9,891	794,955	£397,398	£45,742,595	£(44,145,697)	£2,004,187

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	£(5,308,407)	£357,976
Adjustments to reconcile net (loss) income to net cash used in operating activities:		-
Depreciation	222,807	330,260
Amortization of intangible assets	24,792	11,234
Share-based compensation expense	908,613	142,321
Loss on modification of convertible loan	-	645,845
Change in fair value of derivative liability	(11,446)	(8,215,964)
Net foreign exchange loss	-	(31,523)
Noncash interest expense	-	50,976
Changes in operating assets and liabilities:
Change in corporation tax receivable	(216,528)	(700,000)
Change in prepaid expenses and other current assets	506,857	309,019
Change in operating lease right of use assets	99,743	91,808
Change in accounts payable and accrued liabilities	(1,220,150)	335,200
Change in lease liabilities	(147,631)	(176,176)
Net cash used in operating activities	(5,141,350)	(6,849,024)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(20,853)	(158,861)
Purchase of intangible assets	(14,828)	(57,965)
Net cash used in investing activities	(35,681)	(216,826)

CASH FLOWS FROM FINANCING ACTIVITIES:
Series D warrant exercises	986,772	-
Series E warrant exercises	2,786,194	-
Proceeds from sale of warrants	-	2,893,618
Issuance of ordinary shares	19,765	1,441,659
Ordinary shares and warrant issuance costs	(73,980)	(158,965)
Net cash provided by financing activities	3,718,751	4,176,312

NET CHANGE IN CASH	(1,458,280)	(2,889,538)
Cash - Beginning of period	2,462,609	4,808,060
Cash - End of period	£1,004,329	£1,918,522

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Conversion of debt to ordinary shares	£-	£254,150

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE AND DESCRIPTION OF BUSINESS

TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) was incorporated on October 25, 2021 as a Public limited company, limited by shares, in Scotland and domiciled in the United Kingdom and has the following wholly owned subsidiaries: TC BioPharm Limited, TC BioPharm (North America) Inc. and TC BioPharm BV (together the “Group” and “Company”).

The principal activity of the Company is as a clinical stage immuno-therapy company pioneering commercialization of allogeneic, ‘off-the-shelf’ gamma-delta T cell (‘GD-T’) therapies, ranging from unmodified GD-T therapies to treat haematological cancers and viral infections, to sophisticated proprietary GD-T CAR-T products designed to reach and treat solid tumors.

The Company was historically classified as a foreign private issuer (“FPI”), and as of June 30, 2023, the Company determined that, pursuant to the definition provided in Rule 405 of the Securities Act of 1933, it no longer satisfied the criteria to be considered an FPI. Pursuant to section 6120 of the Securities and Exchange Commission’s (“SEC”) financial reporting manual (“FRM”) the Company was permitted to continue to use forms applicable to FPIs for the remainder of its fiscal year ended December 31, 2023. Starting on January 1, 2024, the Company began using the forms prescribed for domestic registrants and filed a Form 10-K for its fiscal year ended December 31, 2023. As of June 28, 2024, the Company determined that it requalified to be an FPI (as that term has been defined by Rule 405 of the securities act of 1933). Pursuant to Rule 405 of the securities act of 1933, the Company was immediately permitted to use forms and rules designated for FPIs. Thus, the Company began using such forms and rules as of June 28, 2024.

During January of 2023, the Company issued 6,575 ADSs (on a post-ratio change basis) or 1,315,000 ordinary shares, par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company. On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 1,075 American Depository Shares (“ADSs”) (on a post-ratio change basis), or 215,000 ordinary shares, pre-funded warrants to purchase up to 16,112 ADS (the “Pre-Funded Warrants”), and Series C purchase warrants to purchase up to 17,187 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). In addition, the Company also issued placement agent warrants to purchase 1,289 ADSs. The purchase price for each ADS and associated Ordinary Warrants was $320 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $319.80 (on a post-ratio change basis). The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The total net proceeds from this offering were approximately £4.0 million (or approximately $4.9 million), after deducting estimated offering expenses of approximately £0.5 million.

On March 27, 2023 the Company also agreed that certain existing warrants to purchase up to an aggregate of 14,000 ADSs of the Company that were previously issued on November 30, 2022, at an exercise price of $1,000 (on a post-ratio change basis) per ADS and expiration dates of May 30, 2025 and May 30, 2028, were amended so that the amended warrants had a reduced exercise price of $350 (on a post-ratio change basis) per ADS.

On March 12, 2024, the Company issued 62,375 ADSs representing 12,475,000 ordinary shares (on a post-ratio change basis) of the Company upon exercise of outstanding warrants resulting in gross cash proceeds to the Company of £986,772 (approximately $1,263,000).

On May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. The Existing Warrants were issued on December 21, 2023 and have an exercise price of £17.85 per ADS. Each ADS represents 200 ordinary shares of the Company. Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 175,000 ADSs of the Company for cash and the payment of £0.99625 (US$1.25) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 (on a post-ratio change basis) of the Company’s ordinary shares represented by 350,000 ADSs (the “New Warrant ADSs”). The Company received aggregate gross proceeds of approximately £3.1 million from the exercise of the Existing Warrants by the Holders, prior to deducting placement agent fees and estimated offering expenses.

On July 31, 2024, the Company changed its ratio of its ADSs to ordinary shares from one ADS representing 20 ordinary shares to one ADS representing 200 ordinary shares (the “ADS Ratio Change”). For the ADS holders, the ADS Ratio Change has the same effect as a one-for-10 reverse ADS split. As a result of the ratio change, all references in these unaudited condensed consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio change for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans (see Note 13).

Risks and Uncertainties

The Company is exposed to a variety of risks in the ordinary course of business, including, but not limited to, currency risk, liquidity risk, equity price risk and credit risk. The Company regularly assesses each of these risks to minimize any adverse effects on the business as a result of those factors.

Going Concern

The Company has been focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products since its incorporation. This activity was expected to be in development for several years and has incurred considerable expenditures to date in research and development expenses and in conducting clinical trials. Similar to most development and/or clinical stage biotechnology companies, the Company has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements. The Company is expected to continue in this clinical development phase for a number of years before any product becomes marketable. The Company therefore expects to continue to incur significant losses in the foreseeable future.

As of June 30, 2024, the Company’s cash and cash equivalents amounted to approximately £1.0 million. As of June 30, 2024, the Company had working capital of £393,857. Cash used in operating activities for the six months ended June 30, 2024 was £5.1 million, and the Company expects to incur continued outflow of cash for the foreseeable future. Net (loss) income for the six months ended June 30, 2024 and 2023 was £(5.3) million and £0.4 million, respectively. In August 2024, the Company raised an additional £6.2 million ($8.0 million) through the issuance of ordinary shares and pre-funded warrants (see Note 13). Warrants representing a total of 1,142,000 ADSs have been exercised and the Company has received $1.1 million in cash receipts as of November 21, 2024, in connection with the exercise of warrants issued in August 2024.

Similar to many clinical development stage biotechnology companies, the Company’s future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund product candidates and key development and regulatory projects. As a pre-revenue biotechnology Company, operations have been financed though continuously raising capital, and management expects to continue to raise capital routinely. The Company is currently and continuously progressing various funding options to fill the projected working capital gap, which could be in the form of an equity raise or other forms of financings such as debt funding, collaborations or licensing arrangements. Management believes that the current cash funds provide sufficient capital to finance planned operations through December 2024, and thereafter we would expect to be in a position to raise significantly greater capital as the clinical program progresses. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on stockholder and asset value. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings, entering transactions involving sales, joint venturing or licensing of intellectual property, reducing and/or deferring discretionary spending on research and development or clinical programs, restructuring our operating model to take advantage of our manufacturing capability to generate short term revenues or reducing our cash burn rate through reduction in planned operating costs.

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on ongoing funding operations primarily through ongoing initiatives to raise capital. The Company expects to require substantially more capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products. The Company has utilized, and expects to continue to utilize, substantial amounts of funding to implement its business strategy. If the Company is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. Based on these circumstances, management has determined that there is substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2023, as filed with the SEC on April 1, 2024. The interim results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024, or for any future periods.

Principals of Consolidation

The unaudited condensed consolidated financial statements include the accounts of TC BioPharm and its 100% controlled subsidiaries, TC BioPharm Limited, TC BioPharm Inc. and TC BioPharm BV. All significant intercompany balances and transactions have been eliminated. “TC BioPharm”, the “Company”, “we”, “our” or “us” is intended to mean TC BioPharm (Holdings) plc, including the subsidiaries indicated above, unless otherwise indicated.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Reporting

The Company operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (“the CODM”). The Company’s CODM, its Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is the business of a clinical stage immunotherapy Group pioneering commercialization of allogeneic, ‘off-the-shelf’ gamma-delta T cell (‘GD-T’) therapies.

Income and Other Taxes

Income taxes are accounted for using the asset and liability method in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Income Tax Credit

The Company carries out extensive research and development activities, where it benefits from the United Kingdom’s research and development tax relief and expenditure credit regimes. The Company is able to surrender some of its income tax losses for a cash rebate of up to 20% of expenditures related to eligible research and development projects. Such credits are accounted for, depending on the appropriate tax relief, either within the tax provision or other income, in the year in which the expenditures were incurred.

Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, deposits held on call with banks and other short-term liquid investments with maturities of three months or less. As of June 30, 2024 and December 31, 2023, cash and cash equivalents was £1.0 million and £2.5 million, respectively.

Concentration of Risk

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with financial institutions, which, at times, may exceed federally insured limits. The Company has not incurred any losses associated with this concentration of deposits.

The Company currently has bank deposits with financial institutions in the U.S. of approximately £0.5 million as of June 30, 2024. FDIC insurance provides protection for bank deposits up to $250,000. The Company had approximately £0.5 million in uninsured bank deposits with financial institutions outside the U.S as of June 30, 2024. All uninsured bank deposits are held at high quality credit institutions.

Foreign currency transactions

The Company uses the British pound sterling as the reporting currency for its unaudited condensed consolidated financial statements. Functional currency is the currency of the primary economic environment in which an entity operates. The functional currency of the Company’s subsidiaries are the local currencies. The Company has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the limited number of supplier agreements denominated in currencies other than pound sterling.

Property and Equipment

Property and equipment consist of computer equipment, facility, and scientific equipment and office equipment, which are stated at cost, net of accumulated depreciation and amortization, and depreciated over their estimated lives using the straight-line method.

Depreciation is provided for by the straight-line method over the estimated useful lives as follows:

Property and Equipment	Estimated Useful Life
Scientific equipment	4-10 years
Computer equipment	3 years
Office equipment	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Intangible assets

Intangible assets consist of software, patents and licenses. Intangible assets are recognized where it is probable that there will be a future economic benefit and that this can be reliably measured. Software represents the historical cost of installation of third-party software used within the Company to maintain and control the Company’s quality system. The software is hosted and controlled on the Company’s servers and can be used independently of the related hardware. Software is amortized, on a straight-line basis, over the life of the relevant license of three to four years. Patent costs represent the costs of securing patents in relation to the Company’s intellectual property. Patent costs are amortized, on a straight-line basis, over the remaining legal life of the relevant patents, which has an average estimated patent life of 16 years.  License costs represent costs incurred for securing use of third-party technology. License costs are amortized, on a straight-line basis, over the life of the relevant license of three years. Amortization methods and useful lives are reviewed at each reporting date and adjusted as appropriate.

The Company reviews the carrying amounts of its tangible and intangible assets where there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations. There was no impairment of tangible or intangible assets during the six months ended June 30, 2024 and 2023.

Fair Value Measurements

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, Fair Value Measurement, which primarily includes cash and cash equivalents and accounts payable, which approximate the carrying amounts represented in the accompanying consolidated balance sheets due to the liquid nature. The Company also has certain liability classified warrants that are being remeasured to fair value at the end of each reporting period and are categorized in Level 2 of the fair value hierarchy. However, the balance of the liability classified warrants was not material as of either June 30, 2024 or December 31, 2023 (see Note 12).

Net (Loss) Income per Share

Basic net (loss) income per share ordinary share is calculated based on the weighted-average number of ordinary shares outstanding in accordance with ASC Topic 260, Earnings per Share. Diluted net (loss) income per share is calculated based on the weighted-average number of ordinary shares outstanding plus the effect of dilutive potential ordinary shares. When the Company reports a net loss, the calculation of diluted net (loss) income per share excludes potential ordinary shares as the effect would be anti-dilutive. Potential ordinary shares are composed of ordinary shares issuable upon the exercise of options and warrants. The following table shows the basic and diluted (loss) income per share for the six months ended June 30, 2024 and 2023:

	Six months ended
	June 30,	June 30,
	2024	2023
	£	£
Net (loss) income for the period	(5,308,407)	357,976
Basic weighted average number of shares outstanding	64,905,328	3,030,825
Diluted weighted average number of shares outstanding	64,905,328	3,488,575

Basic (loss) income per share	(0.08)	0.12
Diluted (loss) income per share	(0.08)	0.10

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted income per share with respect to the six months ended June 30, 2023:

Six Months Ended June 30,
2023
Number of Shares
Convertible loan notes – assuming all loan notes are converted to equity	856,253
2021 Share Option Scheme	7,934
Warrants in issue	7,083,037
7,947,224

Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees, directors, and consultants and recognizes the compensation expense for share-based awards based on the estimated fair value of the awards on the date of grant. Compensation expense for all share-based awards is based on the estimated grant-date fair value and recognized in earnings over the requisite service period (generally the vesting period).

Research & Development Expenses

Research expenditure is expensed in the year in which it is incurred. Identifiable development expenditure is capitalized to the extent that the technical, commercial and financial feasibility can be demonstrated. The Company has not capitalized any development expenditures since inception.

Commitments and Contingencies

The Company accounts for contingencies in accordance with ASC 450-20, Contingencies. Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed (see Note 7).

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires incremental disclosures related to a public entity’s reportable segments. Required disclosures include, on an annual and interim basis, significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount for other segment items (which is the difference between segment revenue less segment expenses and less segment profit or loss) and a description of its composition, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard also permits disclosure of more than one measure of segment profit. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently assessing the impacts of the update but does not believe it will have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09-Income Taxes (Topic 740)-Improvements to Income Tax Disclosures, which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance should be applied prospectively and is effective for annual periods beginning after December 15, 2024. The Company does not expect the issued standard to have a material impact on its unaudited condensed consolidated financial statements or results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses at each interim and annual reporting period. The amendments are effective for annual periods beginning after December 15, 2026, and reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact to its condensed consolidated financial statements.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment balances consist of the following:

	Facilities & Scientific Equipment	Computer Equipment	Office Equipment	Total
At December 31, 2023	£4,979,026	£366,823	£86,331	£5,432,180
Additions	20,853	-	-	20,853
At June 30, 2024	4,999,879	366,823	86,331	5,453,033

Depreciation
At December 31, 2023	3,731,217	341,763	84,402	4,157,382
Depreciation expense	215,067	6,734	1,006	222,807
At June 30, 2024	3,946,284	348,497	85,408	4,380,189

Net book value
At June 30, 2024	£1,053,595	£18,326	£923	£1,072,844

At December 31, 2023	£1,247,809	£25,060	£1,929	£1,274,798

Depreciation expense on these assets for the six months ended June 30, 2024 and 2023, was £222,807 and £330,260, respectively, and is included in research and development and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

NOTE 4. INTANGIBLE ASSETS

The Company’s intangible assets consist of the following:

	Software	Patents and Licenses	Total
Cost
At December 31, 2023	49,613	810,993	860,606

Additions	-	14,828	14,828
At June 30, 2024	49,613	825,821	875,434

Amortization
At December 31, 2023	49,613	195,823	245,436
Amortization expense	-	24,792	24,792
At June 30, 2024	49,613	220,615	270,228

Net book value
At June 30, 2024	£-	£605,206	£605,206

At December 31, 2023	£-	£615,170	£615,170

Amortization expense on these assets for the six months ended June 30, 2024 and 2023, was £24,792 and £11,234, respectively, and is included in research and development expenses in the accompanying unaudited condensed consolidated statements of operations.

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consist of the following:

	June 30, 2024	December 31, 2023
Other receivables	£392	£51,584
VAT owed to the Company	48,677	135,642
Prepaid clinical trial costs	80,000	307,519
Deferred clinical trial testing costs	1,177,500	1,177,500
Other prepayments	381,300	522,480
	£1,687,869	£2,194,725

The fair value of trade and other receivables are not materially different to the book value.

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	June 30, 2024	December 31, 2023
Accounts payable	£942,267	£1,847,279
Other tax and social security	175,392	139,029
Accrued expenses	915,268	1,229,419
Amounts accrued in respect to clinical trial testing	1,177,500	1,177,500
Other payables	1,263	38,613
	£3,211,690	£4,431,840

The fair value of accounts payable are not materially different to the book value.

NOTE 7. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business.

In accordance with the terms of a Convertible Loan Note (‘Note’) on August 9, 2022 (the Conversion Date) the Company issued 1,838,200 (on a post-ratio change basis) Ordinary Shares and 3,676,400 (on a post-ratio change basis) listed warrants to the Note holder in full satisfaction of the Note in the aggregate amount of $781,233. The holder filed a claim in the English courts on June 19, 2023 asserting that notice was provided such that the Company should have paid it the value of the Note in cash, rather than by settling it through the issuance of Ordinary Shares and listed warrants. The holder is demanding payment of the face value of the Note, together with interest, (approximately $860,000 as at the time of the initial filing of the claim). The litigation process is ongoing and is not expected to conclude until Q4 2025. The Company has retained English solicitors and is contesting the claim in its entirety. The Company believes that it acted correctly under the terms of the Note and has accounted for the transaction on that basis, and that no further amounts are payable to the holder.

NOTE 8. LEASES

The Company leases certain office space under operating leases for use in operations. The Company recognizes operating lease expense on a straight-line basis over the lease term. Management determines if an arrangement is a lease at contract inception. Lease and non-lease components are accounted for as a single component for all leases. Operating lease right to use (ROU) assets and liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the expected lease term, which includes optional renewal periods if we determine it is reasonably certain that the option will be exercised. As our leases do not provide an implicit rate, the discount rate used in the present value calculation represents our incremental borrowing rate determined using information available at the commencement date. Operating lease expense is included as a component of research and development and administrative expenses in the unaudited condensed consolidated statements of operations. For the six months ended June 30, 2024 and 2023, the Company recorded operating lease expense of £177,674 and £177,674, respectively. Cash payments on lease liabilities during the six months ended June 30, 2024 and 2023 totaled £223,508 and £223,508, respectively. At June 30, 2024 and December 31, 2023, weighted-average remaining lease term and discount rate were as follows:

	June 30, 2024	December 31, 2023
Weighted-average remaining lease term	4.67	5.11 years
Weighted-average discount rate	8.6%	8.6%

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of June 30, 2024:

Years Ended December 31,
2024	£223,508
2025	447,015
2026	447,015
2027	447,015
2028	447,015
Less imputed interest	(358,041)
Total	£1,653,527

NOTE 9. CONVERTIBLE LOAN

The Company entered into a $20 million convertible loan note instrument in April 2021. The note had a 5% annual interest rate. During the years ended December 31, 2023 and 2022, the Company converted loan notes totaling $809,692 and $14,228,245, respectively, into ordinary shares and warrants and repaid $0 and $3,195,765, respectively, of the convertible loan note. The convertible loan was recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. As of December 31 2023, the convertible loan had either been fully paid down or converted. As such, the balance of both the convertible loan and corresponding embedded derivative was $0 as of December 31, 2023.

(i) The convertible loan’s initial fair value was the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan was subsequently measured at its amortized cost.

(ii) The embedded conversion option derivative was initially measured at fair value and was subsequently remeasured to fair value at each reporting date. The embedded derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. That is, had the embedded instrument satisfied the “fixed-for-fixed” criteria outlined in ASC 815-40. However, the derivative instrument included a conversion feature resulting in settlement in a variable number of shares and consequently, was not considered indexed to the company’s shares (i.e. it did not qualify for the scope exception to derivative each period were recorded in the consolidated statements of operations) for the year ended December 31, 2023:

	Residual loan	Embedded Derivative	Total
Balance at December 31, 2022	£653,484	£2,439	£655,923
Accrued interest	71,568	-	71,568
Repayment	(639,336)	(2,439)	(641,775)
Modification of loan notes	(53,619)	-	(53,619)
Currency adjustment	(32,097)	-	(32,097)
Balance at December 31, 2023	£-	£-	£-

The value of the embedded derivative was remeasured to fair value at each reporting date, based on the Black-Scholes valuation model, with recognition of the changes in fair value in the consolidated statements of operations. As noted above, the value of the embedded derivative liability as of December 31, 2023 was $0.

NOTE 10. SHAREHOLDERS’ EQUITY

Ordinary shares

The Ordinary shares have no specific rights, preferences or restrictions attached to them.

Deferred shares

Deferred shares have the following properties:

a.	do not entitle their holders to receive any dividend or other distribution;
b.	do not entitle their holders to receive a share certificate in respect of the relevant shareholding;
c.	do not entitle their holders to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;
d.	entitles their holders on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each ordinary share;
e.	do not entitle their holders to any further participation in the capital, profits or assets of the Company. The Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

A Ordinary shares

The A Ordinary shares ranked equally with all other shares in issue in that on a vote every member has one vote for each share held. The A ordinary shares contain preferential economic rights such that, in the event of a share or asset sale (as defined in the Articles of Association), they provide a return to the holders of the A Ordinary Shares of an amount greater than or equal to 1.5x the price paid by the investors for A Ordinary Shares. The A Ordinary shares have an anti-dilution provision where shares are subsequently issued at a price below £215.00 per share, whereby the existing A Ordinary shareholders receive additional compensation shares in line with the formula set out in the Articles of Association. The A Ordinary shares rank equally with all other shares in issue with respect to dividends.

Immediately prior to the completion of the IPO, 24,692 ordinary shares (on a post-ratio change basis) were issued, under the terms of the Articles of Association to certain shareholders who, prior to the IPO, owned A Ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. As part of the IPO share issue, the Company re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of the Company on a one for one basis and as such no anti-dilution provisions are included within the issued shares.

Reorganization and IPO

Immediately prior to completion of the IPO, the Company re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis. Immediately prior to the completion of the offering, a further 24,692 ordinary shares (on a post-ratio change basis) were issued, under the terms of the Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The fair value of the shares issued was £3.8 million.

Share Issuances

During January of 2023, the Company issued 6,575 ADSs (on a post-ratio change basis) or 1,315,000 ordinary shares, par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 1,075 American Depository Shares (“ADSs”) (on a post-ratio change basis), or 215,000 ordinary shares, pre-funded warrants to purchase up to 16,112 ADS (the “Pre-Funded Warrants”), and Series C purchase warrants to purchase up to 17,187 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). In addition, the Company also issued placement agent warrants to purchase 1,289 ADSs. The purchase price for each ADS and associated Ordinary Warrants was $320 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $319.80 (on a post-ratio change basis). The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The total net proceeds from this offering were approximately £4.0 million (or approximately $4.9 million), after deducting estimated offering expenses of approximately £0.5 million.

On March 27, 2023 the Company also agreed that certain existing warrants to purchase up to an aggregate of 14,000 ADSs of the Company that were previously issued on November 30, 2022, at an exercise price of $1,000 (on a post-ratio change basis) per ADS and expiration dates of May 30, 2025 and May 30, 2028, were amended so that the amended warrants had a reduced exercise price of $350 (on a post-ratio change basis) per ADS.

On April 3, 2023, the Company agreed with the loan note holder to extend the Redemption Date (as defined in the Loan Note) to January 15, 2024 and amend the Conversion Price (as defined in the Loan Note) of the outstanding loan notes to be the lesser of $1.00 or the lowest closing price of the Ordinary Shares during the 10 day period prior to the date the Noteholder delivers a notice of conversion to the Company, not to be lower than $0.20. In other respects, the terms of the Loan Note remain unaltered. In addition, in consideration of amending the Loan Note, the Company agreed to issue a 5-year warrant to the loan note holder to subscribe for 200,000 Ordinary Shares (on a post-ratio change basis) in the share capital of the Company at an exercise price of $1,000. This warrant contained a condition whereby if a registration statement, to be filed by the Company, registering all of the securities underlying the note holder’s amended convertible loan note, was not declared effective by July 31, 2023, the note holder will be entitled to receive 0.30 Ordinary Shares for each share it was originally entitled to purchase under these warrants without the payment of any additional consideration. No such registration statement was filed. The related fair value of the issue of any additional securities is approximately $37,000 and is not considered material to the unaudited condensed consolidated financial statements.

In the period from January 1, 2023 to June 30, 2023, the holders of Convertible Loan Notes exercised their rights to convert the notes to purchase 2,599 ADSs.

During January of 2024, the Company issued 139,800 ADSs (on a post-ratio change basis) or 27,960,000 ordinary shares, par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

On March 8, 2024, the company issued 12,107 ADSs or 2,421,400 ordinary shares (on a post-ratio change basis), par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of share options that had been issued to a consultant as part of the consideration for undertaking consulting services. The issued shares options were recognized as non-employee compensation expense in accordance with ASC 718. Further, the fair value of the shares (as determined utilizing the Black Scholes valuation model) will be recognized over the estimated one-year consulting service period. Approximately £31,667 was recognized during the six-month period ended June 30, 2024.

On March 11, 2024, the Company issued 2,381 ADSs or 476,153 ordinary shares (on a post-ratio change basis), par value £0.0001 per share of Company to Bryan Kobel, the Chief Executive Officer of the Company following an agreement to convert an aggregate amount of approximately £19,765 (or approximately $24,760) of accrued but unpaid contractual pension benefits owed to him. The issued ADSs were based on a price per ADS equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on March 7, 2024.

On March 12, 2024, the Company issued 62,375 ADSs representing 12,475,000 ordinary shares (on a post-ratio change basis) of the Company upon exercise of outstanding warrants resulting in gross cash proceeds to the Company of £986,772 (approximately $1,263,000).

On May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. The Existing Warrants were issued on December 21, 2023 and have an exercise price of £17.85 per ADS. Each ADS represents 200 ordinary shares of the Company. Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 175,000 ADSs (35,000,000 ordinary shares) of the Company for cash and the payment of £0.99625 (US$1.25) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 (on a post-ratio change basis) of the Company’s ordinary shares represented by 350,000 ADSs (the “New Warrant ADSs”). The Company received aggregate gross proceeds of approximately £3.1 million from the exercise of the Existing Warrants by the Holders, prior to deducting placement agent fees and estimated offering expenses.

The Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds received from the Holders’ exercise of their Existing Warrants and a management fee of 1% of the gross proceeds received from the Holders’ exercise of their Existing Warrants. The Company has also agreed to reimburse the Placement Agent for its expenses in connection with the exercise of the Existing Warrants and the issuance of the New Warrants, up to $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses, and agreed to pay the Placement Agent for non-accountable expenses in the amount of $35,000 and a clearing fee of $15,950. Upon any exercise for cash of any New Warrants, the Company has agreed to pay the Placement Agent a cash fee of 7.5% of the aggregate gross exercise price paid in cash with respect the exercise of the New Warrants. In addition, the Company granted warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 2,625,020 ordinary shares (on a post-ratio change basis) represented by 13,125 ADSs, which Placement Agent Warrants shall be substantially in the same form as the New Warrants except that the Placement Agent Warrants will have an exercise price of £22.31 (on a post-ratio change basis).

ADS Ratio Change

On December 15, 2023, the Company changed its ratio of ADSs ordinary shares from one ADS representing one ordinary share to one ADS representing 20 ordinary shares. As a result of the ratio change, all references in these unaudited condensed consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio change for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

On July 17, 2024, our Board of Directors approved the change in the ratio of ADSs evidencing ordinary shares from one (1) ADS representing twenty (20) ordinary share to one (1) ADS representing two hundred (200) ordinary shares, which will result in a one for 10 reverse split of the issued and outstanding ADSs (the “ADS Ratio Change”). The ADS Ratio Change became effective on August 5, 2024. All ADS and related warrant information presented in this prospectus, including our financial statements and accompanying footnotes, has been retroactively adjusted to reflect the reduced number of ADSs resulting from the ADS ratio change.

NOTE 11. SHARE-BASED COMPENSATION

Enterprise Management Incentive (EMI) share option scheme

The Company operates an HMRC Approved Enterprise Management Incentive (“EMI”) share option scheme for employees. Effective December 16, 2014, the Company approved a share option scheme under which the Board of Directors of the Company can award options to directors, officers, employees and consulting personnel of the Company. The Board of Directors will determine the terms, limitations, restrictions and conditions of the options granted under the plan.

The Company has granted options over ADSs to certain employees.

	Number of Share Options	Weighted Average Exercise Price
Outstanding at December 31, 2023	533	£4,600
Granted during the period	-	-
Exercised during the period	-	-
Forfeited during the period	-	-
Outstanding at June 30, 2024	533	£4,600

Exerciseable at June 30, 2024	533	£4,600
Unexerciseable at June 30, 2024	-	-

The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2020 and 2019 and a Black Scholes Model for those options issued in prior periods. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The expense recognized for share-based payments in respect of employee services received during the six months ended June 30, 2024 was £Nil (June 30, 2023: £Nil) as all options were fully vested as of June 30, 2023.

2021 Share Option Scheme

Effective immediately prior to completion of the IPO on February 10, 2022, the Company adopted a new share option scheme, or the 2021 Share Option Scheme, for the purpose granting share options to incentivize the Company’s directors, employees and consultants. The 2021 Share Option Scheme incorporates a sub-plan for option holders subject to taxation in the United States, or the 2021 U.S. Sub-Plan, to provide for the grant of U.S. qualified incentive options.

The Company has granted options over ADSs to certain employees and directors.

*	Number of Share Options	Weighted Average Exercise Price
Outstanding at December 31, 2023	3,707	$2,300
Granted during the period	128,234	11.21
Exercised during the period	(12,107)	0.03
Cancelled during the period	(93)	42,400
Outstanding at June 30, 2024	119,741	$50.27

Exerciseable at June 30, 2024	100,908	$55.70
Unexerciseable at June 30, 2024	18,833	13.00

The totals of options and related exercise price are for options over ADSs and reflect the ratio change on December 15, 2023 and July 31, 2024.

The estimated fair value of the options outstanding in the period was calculated by applying a Black Scholes Model. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average grant-date fair value of options granted during the six-month period ended June 30, 2024 was $0.94. No options were granted during the six-month period ended June 30, 2023. The expense recognized for share-based payments in respect of employee and non-employee services received during the six months ended June 30, 2024 and 2023 was £908,613 and £142,321, respectively.

The options granted under the 2021 share option scheme will typically vest over three years after the date of grant. In some cases, options granted to senior management will vest immediately. As of June 30, 2024, there were no unvested options.

Modifications

During March of 2024, share options that had been granted to five grantees, including one of our executive officers and all of our non-employee directors, were cancelled and replaced by new options with different terms. The company determined that the option cancellations and subsequent re-issuances should be considered award modifications and be recognized in accordance with the guidance in ASC 718-20. As the new awards vested immediately, the Company fully recognized the incremental fair value of the awards of £248,659.

Additional Right to Subscribe for Shares

On August 25, 2020, the Company issued Ordinary shares, which included an additional right to subscribe for a fixed number (15,891) of shares at £215.00 per share at a future date based on certain clinical and commercial milestones. The estimated fair value of the right to subscribe was calculated by applying a Black Scholes Model. This was deemed the most appropriate approach due to the future liquidity event being date-uncertain and could take one of many forms.

NOTE 12. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company had cash and cash equivalents of approximately £1.0 million as of June 30, 2024. The cash and cash equivalents are carried at fair value due to the liquid nature of the instruments and are measured in Level 1.

In addition, the Company also had numerous outstanding warrants that were classified in Level 2 due to our use of implied volatility in determining the expected volatility input for purposes of determining the instruments fair value via the Black-Scholes valuation model. The details of the issued warrants were as follows:

Unlisted warrants in issue

Series A warrants

The fair value of each of the warrants was approximately $0.15 and $3.70 as of June 30, 2024 and December 31, 2023, respectively.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	June 30, 2024	December 31, 2023
Exercise price	$1,000	$1,000
Share price	$8.24	$31.70
Time to maturity	3.9 years	4.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	3.90%	4.0%
Dividend yield	-	-

Series B warrants

The fair value of each of the warrants was approximately $0.00 and $0.20 as of June 30, 2024 and December 31, 2023, respectively.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	June 30, 2024	December 31, 2023
Exercise price	$1,000	$1,000
Share price	$8.24	$31.70
Time to maturity	0.9 years	1.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.3%	4.0%
Dividend yield	-	-

Series A-B placement agent warrants

The fair value of each of the warrants was $0.11 and $3.10 as of June 30, 2024 and December 31, 2023, respectively.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	June 30, 2024	December 31, 2023
Exercise price	$1,250	$1,250
Share price	$8.24	$31.70
Time to maturity	3.9 years	4.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	3.9%	4.0%
	-	-

Series C placement agent warrants

The fair value of each of the warrants was $0.40 and $6.90 as of June 30, 2024 and December 31, 2023, respectively.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	June 30, 2024	December 31, 2023
Exercise price	$400	$400
Share price	$8.24	$31.70
Time to maturity	3.74 years	4.2 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.49%	4.0%
Dividend yield	-	-

Series D warrants

The fair value of each of the warrants was $8.46 as of the August 30, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2023. The warrants were subsequently exercised in full on March 12, 2024.

Series E warrants

The fair value of each of the warrants was $1.97 as of the December 18, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2023.The warrants were subsequently exercised in full on May 6, 2024.

Series F warrants

The fair value of each of the warrants was $1.045 as of the May 8, 2024 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of June 30, 2024.

NOTE 13. SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, other than as set forth below or discussed elsewhere, management did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On July 31, 2024, the Company changed its ratio of its ADSs to ordinary shares from one ADS representing 20 ordinary shares to one ADS representing 200 ordinary shares. For the ADS holders, the ADS Ratio Change has the same effect as a one-for-10 reverse ADS split. As a result of the ratio change, all references in these unaudited condensed consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio change for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

On August 13, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 23,950 American Depositary Shares (the “ADSs”) representing 4,790,000 ordinary shares, par value £0.0001 per share (the “Ordinary Shares”), pre-funded warrants to purchase up to 1,976,050 ADS representing 395,210,000 Ordinary Shares (the “Pre-Funded Warrants”), and series G purchase warrants to purchase up to 2,000,000 ADSs representing 400,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant was $1.00 and the purchase price per each Pre-Funded Warrant and associated Warrant was $0.999. The Warrants are immediately exercisable, will expire one (1) year from the date of issuance and have an exercise price of £0.78 (or $1.00, as translated for illustration to U.S. dollars at the rate of £1.00 to $1.277 as of August 12, 2024) per ADS, subject to adjustment as set forth therein. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS, subject to adjustment therein. The offering (the “Offering”) closed on August 15, 2024. The Offering resulted in gross proceeds of $2.0 million before deducting related offering expenses. The Securities were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-280659), and each amendment thereto, which was declared effective by the Securities and Exchange Commission (the “Commission”) on August 12, 2024.

On August 21, 2024, the Company received a notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market informing the Company that it has regained compliance with the minimum equity requirement in Listing Rule 5550(b)(1) (the “Equity Rule”) and the bid price requirement in Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Company was under a Panel Monitor imposed by a prior Hearings Panel through July 26, 2024, pursuant to its authority under Listing Rule 5815(d)(4)(A), following the Company demonstrating compliance with the Equity Rule. In addition, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company was not eligible for any compliance period specified in Rule 5810(c)(3)(A) due to the fact that the Company effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one (the “Excessive Reverse Stock Splits Rule”). Normally, in application of Listing Rule 5815(d)(4)(B), companies that have regained equity and/or bid price compliance, where the company was ineligible for a second compliance period under the Excessive Reverse Stock Splits Rule, are imposed a Mandatory Panel Monitor. However, considering the Company regained compliance with the Bid Price Rule ahead of the panel granting it an exception to cure its bid price deficiency, the Notice stated that, pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Discretionary Panel Monitor for a period of one year from the date of the Notice, to ensure that the Company maintains long-term compliance with the Equity Rule, the Bid Price Rule, and all of the Exchange’s continued listing requirements. If, within that one-year monitoring period, the Staff finds the Company again out of compliance with any continued listing requirement, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to any deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency, nor will the Company be afforded an applicable cure or compliance period. Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable.

On August 28, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 53,558 ADSs representing 10,711,600 Ordinary Shares, par value £0.0001 per share, pre-funded warrants to purchase up to 5,946,442 ADS representing 1,189,288,400 Ordinary Shares (the “Pre-Funded Warrants”), and series H purchase warrants to purchase up to 6,000,000 ADSs representing 1,200,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant is $1.00 and the purchase price per each Pre-Funded Warrant and associated Warrant is $0.999. The Warrants are immediately exercisable, will expire one year from the date of issuance and have an exercise price of £0.76 (or $1.00, as translated for illustration to U.S. dollars at the rate of £1.00 to $1.3193 as of August 28, 2024) per ADS, subject to adjustment. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS, subject to adjustment. The offering closed on August 29, 2024. The offering resulted in gross proceeds of $6.0 million before deducting related offering expenses.

In the period to November 21, 2024, the series G and series H warrants representing a total of 1,142,000 ADSs have been exercised and the Company has received $1.1 million in cash receipts in connection with the exercise.

On September 2, 2024, the board of directors of TC Biopharm (Holdings) PLC (the “Company”) agreed to (a) grant a one time bonus of $125,000 to each of Bryan Kobel and Martin Thorp, the chief executive officer and chief financial officer of the Company, respectively, payable in the next routine payroll, (b) increase the compensation for Arlene Morris, the Chairwoman of the Board and Chair of the Compensation Committee, to $75,000 per year, effective during the quarter ended September 30, 2024 and (c) increase the compensation for James Culverwell, the Chairman of the Audit Committee, to $65,000 per year, effective during the quarter ended September 30, 2024.